RS BioTherapeutics, Inc.



ANNUAL REPORT

157 Baltimore St. Suite 140

Cumberland, MD 21502

(940) 255-0969

http://rsbiotherapeutics.com

This Annual Report is dated May 1, 2025.

BUSINESS

RS BioTherapeutics, Inc. (RSBT or "the Company"), incorporated on February 8, 2021 in Delaware, is headquartered in Cumberland, Maryland. RSBT focuses on developing life-changing medicines for individuals suffering from diseases characterized by pulmonary inflammation. During its first year in 2021, the Company concentrated on researching and evaluating compounds and potential partners. Notably, on April 20, 2022, RSBT secured an exclusive license and services agreement with Synthonics, Inc., granting RSBT rights to Chylobinoid, a patent-pending compound currently sold in various nutraceutical forms to treat general inflammation. The license and service agreement grants RSBT worldwide rights to the compound to be used in any form for the treatment of all diseases characterized by pulmonary inflammation. This compound is the primary, but not only, component of RSBT-001, the compound RSBT is currently studying for the treatment of Chronic Obstructive Pulmonary Disease (COPD) and Idiopathic Pulmonary Fibrosis (IPF).

RSBT's business activities involve research, development, and potential commercialization of pharmaceutical grade therapeutic drugs. The Company's primary focus is on RSBT-001, a first-in-class, steroid-free therapeutic agent designed to reduce pulmonary inflammation. This agent targets the inflammatory cascade in the lungs at multiple levels using a proprietary, polarity adaptive transport mechanism of specific, anti-inflammatory cannabinoids. It aims to serve as an alternative treatment for various respiratory diseases, including COPD, IPF, SARS-COV-2, Cystic Fibrosis, Asthma, Bronchitis, and Acute Respiratory Distress Syndrome.

The business model of RSBT is predicated on harnessing the therapeutic power of these cannabinoids with revenue projections based on the successful development, regulatory approval, and commercial launch of its pharmaceutical drugs. The target customer base includes individuals suffering from the aforementioned respiratory diseases.

RSBT-001 is well positioned based on its novel therapeutic approach to a wide range of pulmonary diseases, and RSBT has significant investment potential due to its innovative research and development efforts. The Company's intellectual property portfolio includes a patent application for a new and distinct cultivar of the C. sativa cannabis plant, named "RSBTlBRM," which supports the formulation of RSBT-001.

PATENT INFO

On April 20, 2022, RSBT entered into an exclusive license and services agreement with Synthonics, Inc. ('Synthonics") whereby Synthonics will grant to RSBT the exclusive, worldwide right to use the patent-pending technology in the development, manufacture and commercialization of any metal coordinated cannabinoid(s) for the treatment of acute or chronic pulmonary inflammatory disorders, including, without limitation cute Respiratory Distress Syndrome. Synthonics will also provide RSBT with preclinical supply and consulting and development services.

RSBT will pay Synthonics time-based and milestone-based payments during the development phase and then royalty payments on sales after the product is commercialized. Royalty payments will range between 8% and 18% of annual sales depending on Net Sales dollar amounts.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,789,156
Number of Securities Sold: 5,481,355
Use of proceeds: Proof of concept studies, drug development, license payments compensation, monthly burn
Date: July 01, 2022
Offering exemption relied upon: 506(b) (120,588 Shares were subsequently converted to SAFEs on April 10, 2024)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $0
Number of Securities Sold: 0
Use of proceeds: Preferred Stock sold in 2023 was converted to SAFEs in 2024.
Date: May 01, 2023
Offering exemption relied upon: 506(b) (75,502 Shares were subsequently converted to SAFEs on April 10, 2024)

Type of security sold: SAFE
Final amount sold: $2,853,000.00
Use of proceeds: Proof of concept studies, drug development, license payments compensation, monthly burn
Date: January 01, 2024
Offering exemption relied upon: 506(b)

Type of security sold: Bridge SAFE
Final amount sold: $20,000.00
Use of proceeds: Proof of concept studies, drug development, license payments compensation, monthly burn
Date: August 01, 2024
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

As of April 24, 2025, the Company has suspended cash compensation to all executives. The Company is making weekly draws on a Revolver Note provided by one of four shareholders of the holding company that owns over 90% of the Company's common stock to cover minimal cash requirements.

Foreseeable major expenses based on projections:

The largest expenses that the Company will incur over the next 19 months include approximately $3 million to complete safety and toxicology studies necessary to file our Investigational New Drug)("IND"), $1 million additional product development, $0.9 million license fees and $3 million monthly burn (includes salaries and all employee and contractor related costs, legal fees, IT support, marketing expenses, administrative expenses).

Future operational challenges:

The Company's most significant near-term challenge is securing sufficient capital to complete the safety and toxicology studies and product development work required to file the IND. We have a high degree of confidence in the results of those activities, however, there is risk that the compound, despite the natural ingredients that make up the compound, could cause severe side effects and/or negative toxicity. Similarly, despite the fact that we have, through a third-party, successfully micronized the product and shown the ability to reach the deep lung tissue needed, there is risk that unexpected product development challenges could arise.

Future challenges related to capital resources:

The capital markets have been a significant challenge over the past 30-months due primarily to a lack of liquidity of investments in portfolio companies due to the lack of an active IPO market. The Company raised over $1.5 million in the first quarter of 2024 but has only been able to raise an additional $20,000 from July 2024 to current. It will be necessary for the Company to successfully raise capital to fund the work required to file the IND allowing for human trials projected in 2026.

Future milestones and events:

The next major milestone for the Company will be filing the IND projected for early 2026. However, in the interim, there will be smaller milestones including data from animal studies that are currently underway by NIH as well as potential additional studies. Other interim milestones include the completion of product development and the completion of animal safety and toxicology studies.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $14,158.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Real Science Holdco LLC

Amount Owed: $785,547.00

Interest Rate: 10.0%

Maturity Date: Principal payments tied to Equity Capital raise levels.

Amount Owed: $785,547.00 Including Accrued Interest as of December 31, 2024 . Principal: $589,943

Creditor: Operating lease agreement with H&S Development LLC

Amount Owed: $0

Interest Rate: 0.0%

On September 1, 2022, the Company entered into an operating lease agreement with H&S Development LLC, for a certain of business premises located in Cumberland, MD 21502. The lease terminated on August 31, 2024. Lease Liability as of December 31, 2024: $0

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Harry Dean Hart

Harry Dean Hart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: January, 2022 - Present

Responsibilities: Tasked with creating, communicating, and implementing the organization's vision, mission, and overall direction. Leads the development and implementation of the organization's strategy to enhance shareholder value. Salary: $0 Equity Compensation: 356,609 stock options; additional grants determined on an annual basis. Primary Company Commitment: RS BioTherapeutics, Inc., over 40 hours per week

Other business experience in the past three years:

Employer: CommEx Consulting, LLC

Title: Founder and CEO

Dates of Service: January, 2017 - Present

Responsibilities: Responsible for landing consulting opportunities focused on launch training, launch readiness, and leadership development. Coordinates activity amongst contractors delivering consulting work to clients. Dean spends 100% of his time on RS Bio. He is not providing services to any clients nor seeking any new clients through his consulting business. He does occasionally provide executive coaching services but not more than two hours per month.

Other business experience in the past three years:

Employer: En Fuego Learning

Title: Co- Founder and CEO

Dates of Service: December, 2019 - December, 2023

Responsibilities: Overseeing all aspects of the company

Name: Curtis Russell Rhine

Curtis Russell Rhine's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: January, 2023 - Present

Responsibilities: Oversee all financial matters including banking, reporting, taxes, planning, forecasting, and cash management. Curtis works on a salary basis for RS Bio and that is where he spends to vast majority of his time - typically 40 hours per week or more as needed. He also works on an hourly contract basis for the James Wood Family Office as needed. This typically runs between 8 - 16 hours per week. Salary: $0 Equity Compensation: 132,519 stock options; additional grants determined on an annual basis. Primary Company Commitment: RS BioTherapeutics, Inc.

Other business experience in the past three years:

Employer: James Wood Motors, Inc.

Title: Family Office Chief Financial Officer

Dates of Service: November, 2018 - March, 2024

Responsibilities: Manages money, financial investments, taxes, and estate planning for a family that owns franchise auto dealerships and significant properties.

Name: Michelle Lee Shuffett

Michelle Lee Shuffett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Medical Officer

Dates of Service: May, 2023 - Present

Responsibilities: Oversight of the RSBT-001 development program, ensuring the scientific integrity of messaging and communications, maintaining key industry collaborations, and establishing thought leadership. Salary: $0 Equity Compensation: 88,957 stock options; additional grants determined on an annual basis. Primary Company Commitment: RS BioTherapeutics, Inc.

Other business experience in the past three years:

Employer: Sea Sprite International Ltd

Title: Sole Owner/Founder

Dates of Service: March, 2018 - Present

Responsibilities: Provides fractional leadership roles or project-based offerings including brand identity, business strategies, and operational frameworks.

Other business experience in the past three years:

Employer: Maavee

Title: Advisory Board Member

Dates of Service: November, 2018 - Present

Responsibilities: Advising on strategic content development and c-level support to tailor wellness solutions that meet the unique needs of diverse employees through a mobile experience and marketplace.

Other business experience in the past three years:

Employer: Columbia Care

Title: Consultant, Scientific Research & Clinical Communications

Dates of Service: May, 2020 - June, 2023

Responsibilities: Specialized in medical marketing, research, cannabinoids, HCP education, and medical cannabis, providing expert knowledge and communication strategies.

Other business experience in the past three years:

Employer: 100 Million Ways Foundation

Title: Event Chair & Advisory Board Member

Dates of Service: May, 2022 - December, 2023

Responsibilities: Focused on safer, smarter, saner approaches to chronic pain, opioid use, anxiety, depression, and PTSD through advisory support and event leadership.

Other business experience in the past three years:

Employer: Radicle Science

Title: Chief Growth Officer

Dates of Service: November, 2020 - June, 2022

Responsibilities: Executive role in C-suite focusing on the growth and expansion of the company's scientific research initiatives.

Name: Justin Scott Molignoni

Justin Scott Molignoni's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board, Chief Strategy Officer

Dates of Service: February, 2021 - Present

Responsibilities: Works in conjunction with the CEO on strategy and planning. Salary: $0 Equity Compensation: None; Primary Company Commitment: RS Biotherapeutics, Inc., 30-40 hours per week

Other business experience in the past three years:

Employer: Comprehensive Rehab Consultants

Title: Nurse Practitioner of Physical Medicine and Rehabilitation

Dates of Service: November, 2023 - Present

Responsibilities: Diagnose and treat pain as a result of injury, illness or disabling condition. Determine and lead treatment/prevention plan. Lead a team of medical professionals, which may include physical therapists, occupational therapists, and physician extenders to optimize patient care in acute care and long-term care centers

Name: Dustin William Freas

Dustin William Freas's current primary role is with Novus Pain Management. Dustin William Freas currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: February, 2021 - Present

Responsibilities: Board member and investor. No salary or equity comp. Primary Company Commitment: Novus Pain Management

Other business experience in the past three years:

Employer: Certified Alternative Medicine Providers

Title: Board Member

Dates of Service: January, 2021 - Present

Responsibilities: Assists in making board decisions.

Other business experience in the past three years:

Employer: Grow West Cannabis Company

Title: Founder

Dates of Service: March, 2017 - Present

Responsibilities: Leading a family-owned medical cannabis cultivation and dispensary operation, overseeing more than 80 employees, and contributing to the local community and economy in Cumberland, MD.

Other business experience in the past three years:

Employer: Good Harvest Investments

Title: Chief Executive Officer

Dates of Service: January, 2017 - Present

Responsibilities: High-level investment in the cannabis ancillary and medicinal markets. Engaged as a speaker on Medicinal Cannabis panels across the Mid-Atlantic region. Contributed to crafting opioid replacement legislation in MD and WV, promoting medicinal cannabis utilization. Anchor investor and general partner at Merida Capital Partners.

Other business experience in the past three years:

Employer: CAMP Cannabis

Title: Founder

Dates of Service: May, 2018 - Present

Responsibilities: Operates a cultivation and processing company. Recognized as the only majority woman-owned business to win cultivation and manufacturing licenses in Missouri, ensuring progressive leadership and innovation in the industry.

Other business experience in the past three years:

Employer: Novus Pain Management

Title: CEO, Managing Partner

Dates of Service: May, 2015 - Present

Responsibilities: Provides physical medicine and pain management physician care across multiple geriatric patient settings in MD, PA, and VA through a multi-state sub-specialty physician practice.

Other business experience in the past three years:

Employer: Careventures

Title: Chief Development Officer, Managing Partner

Dates of Service: May, 2009 - Present

Responsibilities: Oversees new business development and acquisition for various healthcare and rehabilitation services. Successfully established and signed contracts generating significant revenues and was pivotal in major healthcare acquisitions.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Real Science HoldCo. (Justin Molignoni- 34%, Dustin Freas- 29%, William Freas - 24%)

Amount and nature of Beneficial ownership: 5,000,000

Percent of class: 91.218

RELATED PARTY TRANSACTIONS

Name of Entity: Real Science Holdco LLC
Names of 20% owners: Justin Molignoni, Dustin Freas, and William Freas
Relationship to Company: Officer
Nature / amount of interest in the transaction: Promissory note
Material Terms: In the period from 2020 to 2022, the Company entered into a promissory note agreement with Real Science Holdco LLC, the largest shareholder, and borrowed $589,943. The note bears an interest rate of 10% per annum. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $589,895.

Name of Entity: CSB LLC
Names of 20% owners: William Freas
Relationship to Company: Part-owner of Real Science Holdco LLC
Nature / amount of interest in the transaction: Lease agreement
Material Terms: On January 1, 2022, the Company leased an office in Cumberland, MD, from CSB LLC. CSB LLC is owned by one of four shareholders of Real Science Holdco LLC. The lease expires on December 31, 2027, and the base rent is $1 and 00/$100 per annum.

OUR SECURITIES

The company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series 2 SAFEs, and Convertible Note - SE 2024.

Common Stock
The amount of security authorized is 10,000,000 with a total of 5,481,355 outstanding.
Voting Rights
1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein. 2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Material Rights
Amount Outstanding
The total amount outstanding does not include 1,112,653 shares to be issued pursuant to stock options issued.

The total amount outstanding does not include 78,352 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock
The amount of security authorized is 1,579,530 with a total of 0 outstanding.

Voting Rights
Series Seed Preferred Stockholders have the right to vote on par with Common Stock on an as-converted basis, allowing them to influence corporate decisions.
Material Rights
Dividends: Preferred Stockholders have equal priority on dividends to Common Stockholders. They receive dividends

equal to common stock (on an as-converted basis).

Liquidation Preference: In the event of liquidation, dissolution, or winding up of the Corporation, Series Seed Preferred Stockholders have a priority claim on the Corporation's assets over the Common Stockholders. They are entitled to be paid the greater of Ix the Original Issue Price plus any declared but unpaid dividends or the amount they would receive if their shares were converted to Common Stock, before any distributions to Common Stockholders. If assets are insufficient to cover this payment, Preferred Stockholders share proportionately in the available distribution.

Deemed Liquidation Events: These include mergers, consolidations, or sales of substantially all of the Corporation's assets where the Corporation does not survive as a majority holder of its stock or its stock is not converted into a majority of the voting power of the surviving entity's stock. Series Seed Preferred Stockholders have rights to a preferential payout similar to that in a liquidation scenario. Additionally, certain transactions that don't directly result in liquidation but substantially change the company's structure or ownership are treated as liquidation events, giving Series Seed Preferred Stockholders the right to preferential payments.

Voting Rights: Series Seed Preferred Stockholders have the right to vote on par with Common Stock on an as-converted basis, allowing them to influence corporate decisions. Except as provided by law or by the other provisions of the Amended and Restated Articles of Incorporation, holders of Preferred Stock shall vote together with holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Conversion Rights: Series Seed Preferred Stockholders can be converted into Common Stock at any time at the holder's option, based on a conversion ratio determined by the Original Issue Price divided by the Conversion Price in effect at the time of the conversion. This right terminates upon certain events like Dissolution or Deemed Liquidation Events, provided it does affect amounts otherwise paid or payable in accordance with preferential payments defined in Section 2.1 of the Amended and Restated Articles of Incorporation, 'Preferential Payments to Holders of Preferred Stock.'

Adjustments to Conversion Price: The Conversion Price may be adjusted to protect Series Seed Preferred Stockholders from dilution in certain situations, such as the Corporation issuing new stock at a price lower than the Conversion Price.

Mandatory Conversion: The Preferred Stock will automatically convert into Common Stock upon certain trigger events, such as a successful IPO that meets specified conditions or upon the decision by a majority of Series Seed Preferred Stockholders.

Redemption and Retirement of Shares: Series Seed Preferred Stock that is redeemed, converted, or otherwise acquired by the Corporation is automatically retired and canceled, and cannot be reissued.

Waiver of Rights: Rights, powers, preferences, and terms of the Series Seed Preferred Stock can be waived with the consent of the holders of a majority of the Series Seed Preferred Stock then outstanding.

Notices: Holders of Series Seed Preferred Stock are entitled to receive notices regarding adjustments to their rights or important corporate events.

Series Seed-1 Preferred Stock

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

Series Seed-1 Preferred Stockholders have the right to vote on par with Common Stock on an as-converted basis, allowing them to influence corporate decisions.

Material Rights

Please note, Series Seed-1 Preferred Stock is not currently designated in the Company's Articles of Incorporation. Series Seed-1 Preferred Stock will be designated prior to the conversion of the Convertible Note sold in this offering and will contain the following material rights as the underlying security listed below.

In addition, in the future when this note converts, investors may be required to sign on to the company's stockholders agreement. Please review the Convertible Note terms and the Stockholder Agreement attached to this offering as Exhibit F for all details.

Material Rights:

Dividends: Preferred Stockholders have equal priority on dividends to Common Stockholders. They receive dividends equal to common stock (on an as-converted basis).

Liquidation Preference: In the event of liquidation, dissolution, or winding up of the Corporation, Series Seed Preferred Stockholders have a priority claim on the Corporation's assets over the Common stockholders. They are entitled to be paid the greater of lx the Original Issue Price plus any declared but unpaid dividends or the amount they would receive if their shares were converted to Common Stock, before any distributions to Common Stockholders. If assets are insufficient to cover this payment, Preferred Stockholders share proportionately in the available distribution.

Deemed Liquidation Events: These include mergers, consolidations, or sales of substantially all of the Corporation's assets where the Corporation does not survive as a majority holder of its stock or its stock is not converted into a majority of the voting power of the surviving entity's stock. Series Seed Preferred Stockholders have rights to a preferential payout similar to that in a liquidation scenario. Additionally, certain transactions that don't directly result in liquidation but substantially change the company's structure or ownership are treated as liquidation events, giving Preferred Stockholders the right to preferential payments.

Voting Rights: Preferred Stockholders have the right to vote on par with Common Stock on an as-converted basis, allowing them to influence corporate decisions. Except as provided by law or by the other provisions of the Amended and Restated Articles of Incorporation, holders of Preferred Stock shall vote together with holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Conversion Rights: Preferred Stock can be converted into Common Stock at any time at the holder's option, based on a conversion ratio determined by the Original Issue Price divided by the Conversion Price in effect at the time of the conversion. This right terminates upon certain events like Dissolution or Deemed Liquidation Events, provided it does affect amounts otherwise paid or payable in accordance with preferential payments defined in Section 2.1 of the Amended and Restated Articles of Incorporation, 'Preferential Payments to Holders of Preferred Stock.'

Adjustments to Conversion Price: The Conversion Price may be adjusted to protect Preferred Stockholders from dilution in certain situations, such as the Corporation issuing new stock at a price lower than the Conversion Price.

Mandatory Conversion: The Preferred Stock will automatically convert into Common Stock upon certain trigger events, such as a successful IPO that meets specified conditions or upon the decision by a majority of Preferred Stockholders.

Redemption and Retirement of Shares: Preferred Stock that is redeemed, converted, or otherwise acquired by the Corporation is automatically retired and canceled, and cannot be reissued.

Waiver of Rights: Rights, powers, preferences, and terms of the Preferred Stock can be waived with the consent of the holders of a majority of the Preferred Stock then outstanding.

Notices: Holders of Preferred Stock are entitled to receive notices regarding adjustments to their rights or important corporate events.

Series 2 SAFEs

The security will convert into The next class of preferred stock upon a next equity conversion and the terms of the Series 2 SAFEs are outlined below:

Amount outstanding: $3,116,300.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $40,000,000.00

Conversion Trigger: Next Equity Financing Conversion: This occurs automatically upon the company's issuance of equity securities in a transaction or series of transactions with aggregate gross proceeds of at least US $3,000,000, excluding proceeds from the issuance of any SAFEs or convertible debt. Liquidity Event Conversion: This occurs at the purchaser's option in the event of a Liquidity Event while the SAFE remains outstanding. A Liquidity Event is defined as a Corporate Transaction, a Direct Listing, or an IPO.

Material Rights

There are no material rights associated with Series 2 SAFEs.

Convertible Note - SE 2024
The security will convert into Series seed-1 preferred stock and the terms of the Convertible Note - SE 2024 are outlined below:

Amount outstanding: $188,555
Maturity Date: April 25, 2026
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $40,000,000.00

Conversion Trigger: Qualified Financing of Preferred Stock of at least $1,000,000

Material Rights

Please refer to the Convertible Note attached to the offering materials as Exhibit F.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock resulting in gross proceeds to the Company of at least

$1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Series Seed-1 Preferred Stock at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $40,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) For purposes of this Note, "Series Seed-1 Preferred Stock" shall mean a class of the Company's Series Seed Preferred Stock, par value $0.0001 per share, in all the same respects as the Company's existing Series Seed Preferred Stock, but for the liquidation price which will equal the conversion price as calculated above.

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least fifteen (15) days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus one times the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Series Seed Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is canceled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity.

Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series Seed Preferred Stock-1 at a price per security equal to the quotient of $40,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion of exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

Notwithstanding the foregoing, if following a Maturity Conversion the Company completes a Qualified Financing which would have resulted in the Investor receiving additional shares of Series Seed-1 Preferred Stock had the Note not converted pursuant to a Maturity Conversion, then the Company shall issue the Investor an additional number of shares of Series Seed-1 Preferred Stock, so that taking into account any adjustment to the Conversion Price (as defined in the Amended and Restated Charter) of the Series Seed-1 Preferred Stock, the Investor shall have the right to a number of shares of Common Stock, on an as converted basis, as the Investor would have received in connection with a conversion of the Note pursuant to Section 3(a), assuming the conversion of the Note pursuant to Section 3(a) happened on the Maturity Date.

Series 2 Bridge SAFEs

The security will convert into The next class of preferred stock upon a next equity conversion and the terms of the Series 2 SAFEs are outlined below:

Amount outstanding: $20,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $18,000,000.00

Conversion Trigger: Next Equity Financing Conversion: This occurs automatically upon the company's issuance of equity securities in a transaction or series of transactions with aggregate gross proceeds of at least US $3,000,000, excluding proceeds from the issuance of any SAFEs or convertible debt. Liquidity Event Conversion: This occurs at the purchaser's option in the event of a Liquidity Event while the SAFE remains outstanding. A Liquidity Event is defined as a Corporate Transaction, a Direct Listing, or an IPO.

Material Rights

There are no material rights associated with Series 2 Bridge SAFEs.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk. An investment in the Company (also referred to as "we", "us", "our", or "the Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections. Our primary current projections have to do with timing of completing required work to allow the company to file an Investigational New Drug (IND) application. Completing the work requires significant funds and there is no certainty that the funds will be available. Additionally, even with the necessary funds available, there is no certainty regarding the timing of completing the required animal studies. Additionally, more product development work is required to produce the final product that will be used in human studies if the IND is ultimately filed and approved and there is no certainty that said product development work will be completed successfully. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment. The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures. The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance. Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). These advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to capital in order to complete the work necessary to file the IND. It is a difficult environment for raising capital on favorable terms. Ifwe cannot obtain sufficient capital through this Regulation CF offering, we could be forced to raise additional equity capital through another offering, delay the work needed to file the IND, or take some other action. Issuing more equity will require bringing on additional investors. Securing these additional investors could require pricing our equity below the valuation cap in this offering. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to further delay the work required to file the IND. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. The Company also has a series of Simple Agreements for Future Equity in the aggregate amount of $3,116,300.00 outstanding with a pre-money valuation cap of $40 million and a discount of 20% (the "Series 2 SAFEs"). The Series 2 SAFEs convert into the next class of preferred stock issued in a priced round exceeding $3,000,000. The Series 2 SAFEs are likely to convert into a preferred stock with more favorable terms than the terms of your investment. Management's Discretion as to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in the prototype phase and might never be operational products. Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties. Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks. The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Minority Holder; Securities with Voting Rights. The stock that your investment will convert into will have certain voting rights. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after any creditors of our company have been paid out. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment. Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.D or Reg. CF), the burden of which can be substantial. We face significant market competition. We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Vulnerability to Economic Conditions. Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Factors such as inflation and interest rates can affect the cost of raw materials and operational expenses, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape. The potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have pending patent approval's that might be vulnerable. One of the Company's most valuable assets is its intellectual property. The Company owns an exclusive license to the patent-pending compound used to produce our product. Due to the value of the license, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property from such violations. It is important to note that unforeseeable costs associated with such practices may affect cash requirements. It is uncertain that the patent will be approved and, if not, there is a risk that another company could produce the same product as ours which would significantly reduce the value of your investment. To protect our rights in our products and technology we rely on a combination of licensing and service agreements, including for the use of patent pending technology, trademark and copyright laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary or otherwise violate or infringe our intellectual property rights. Our licensing and servicing agreement with Synthonics, Inc. could be broken, discharged, or renegotiated. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time consuming and costly. And the steps taken by us may not prevent misappropriation of our assets or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective and unauthorized parties may copy aspects of our products or obtain and use information, marks, or technology that we regard as proprietary or exclusive. We may have to litigate to enforce our intellectual property rights including patents, to protect our trade secrets, or to determine the validity and scope of others proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive and the outcome difficult to predict. From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary right. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Additionally, ifwe make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business and financial condition. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business. Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers,clinical research organizations and product development companies. Our ability to complete the work required to file the IND depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business and financial condition. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Force majeure events. The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity. The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering Any such investments will be included in the raised amount reflected on the campaign page. Quality and Safety of our Product. The quality of a product can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, and in the case of a pharmaceutical product, health risks. Furthermore, products that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from improper ingredients, manufacturing defects, or improper use. The Results of Our Clinical Trials are Uncertain. The results of pre-clinical trials for our products may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the U.S. Food and Drug Administration ("FDA") or other non-U.S. regulatory authorities. Positive results from pre-clinical studies and early clinical trial experience should not be relied upon as evidence that later stage or large-scale clinical trials will succeed. Likewise, there can be no assurance that the results of studies conducted by collaborators or other third parties will be viewed favorably or are indicative of our own future study results. We may be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population of their intended uses. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities despite having prior usage or having progressed through initial clinical trials. Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates. Some of our programs are partially supported by government grants, specifically the National Institute of Health ("NIH,") which may be reduced, withdrawn or delayed. We have received and may continue to receive funds under research and economic development programs funded by state and federal governmental agencies. Funding by these grants may be significantly reduced or eliminated in the future for a number of reasons. By way of example, some programs are subject to a yearly appropriations process in Congress. In addition, we may not receive funds under existing or future grants because of budgeting constraints of the agency administering the program. Any restriction on available government funding would reduce the resources that we would be able to devote to existing and future research and development efforts. Such a reduction could delay the introduction of new products and hurt our competitive position. We are developing a novel technology that is not yet clinically validated for human therapeutic use. Uncertainties associated with novel technologies are myriad and are further intensified by the FDA's substantial approval process. The approaches we are taking to discover and develop novel therapeutics are unproven and may never lead to marketable products. Clinical drug development involves a lengthy and expensive process with an uncertain outcome. The clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or other comparable foreign regulatory authorities or otherwise produce positive results and the results of preclinical studies and early clinical trials may not be predictive of future results. We are substantially dependent on the success of our lead product candidate, RSBT-001, which is currently in preparation and intended for submission of an Investigational New Drug (IND) application. Acceptance of the IND by the FDA is required before we proceed with first-in-human clinical trials. If we are unable to complete development of, obtain approval for and commercialize RSBT-001 for one or more indications in a timely manner, our business will be harmed. There are a limited number of companies seeking to develop novel cannabinoid therapies for pulmonary diseases. Although there are currently only a limited number of companies seeking to develop novel cannabinoid therapies for pulmonary diseases, the pulmonary inflammation market is a significant one involving millions of patients and likely to attract numerous competitors who may develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the product candidates we develop. If these scenarios materialize, our commercial opportunities will be negatively impacted. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2025.

RS BioTherapeutics, Inc.

By   /s/ *Curtis R. Rhine*

      Name: RS BioTherapeutics, Inc.

      Title: Chief Financial Officer

Exhibit A

FINANCIAL STATEMENTS

I, Dean Hart, the Chief Executive Officer of RS BioTherapeutics, Inc., hereby certify that the financial statements of RS BioTherapeutics, Inc. and notes thereto for the periods ending December 31, 2024 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023, the amounts reported on our tax returns were total income of $7,661; taxable income of $-1,939,717 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 24th day of April 2025.

Signed by:

Dean Hart

951AD2DB19D7427...

_____ (Signature)

Chief Executive Officer

4/29/2025

_____ (Date)

RS BIOTHERAPEUTICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

RS BIOTHERAPEUTICS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	14,158	$	4,979
Prepaids and Other Current Assets		26,459		16,217
Total Current Assets		**40,617**		**21,196**
Right-of-Use Asset		-		10,104
Total Assets	$	**40,617**	$	**31,300**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	137,111	$	310,144
Promissory Notes and Loans		589,895		589,895
Accrued Interest Expense		209,273		136,495
Other Current Liabilities		135,757		14,998
Total Current Liabilities		**1,072,036**		**1,051,533**
Lease Liability		-		10,104
Convertible Notes		188,555		-
Total Liabilities		**1,260,591**		**1,061,637**
STOCKHOLDERS EQUITY				
Common Stock		548		560
Series Seed Preferred Stock		-		8
Additional Paid in Capital		3,386,053		4,507,749
Subscription Receivable		-		-
SAFEs		3,136,300		-
Retained Earnings/(Accumulated Deficit)		(7,742,875)		(5,538,652)
Total Stockholders' Equity		**(1,219,974)**		**(1,030,336)**
Total Liabilities and Stockholders' Equity	$	**40,617**	$	**31,300**

See accompanying notes to financial statements.

RS BIOTHERAPEUTICS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2024**		**2023**
(USD $ in Dollars)				
Net Revenue	$	-	$	-
Cost of Goods Sold		-		-
Gross profit		-		-
Operating expenses				
General and Administrative		1,482,744		2,141,072
Research and Development		600,294		773,691
Sales and Marketing		54,989		80,874
Total operating expenses		2,138,028		2,995,637
Operating Income/(Loss)		(2,138,028)		(2,995,637)
Interest Expense		73,997		59,473
Other Loss/(Income)		(7,799)		(7,661)
Income/(Loss) before provision for income taxes		(2,204,226)		(3,047,449)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(2,204,226)**	**$**	**(3,047,449)**

See accompanying notes to financial statements.

RS BIOTHERAPEUTICS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Series Seed Preferred Stock		SAFE		Additional Paid In Capital	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2021	5,000,000	$ **500**		$ -			$ -	$ **(500)**	$ **(407,930)**	$ **(407,930)**
Issuance of Stock	488,332	49		-			2,788,608	500		$ **2,789,156**
Share-Based Compensation							179,461			$ **179,461**
Net income/(loss)									(2,083,273)	(2,083,273)
Balance—December 31, 2022	**5,488,332**	**549**	**-**	**-**			**2,968,068**		**$ (2,491,203)**	$ **477,414**
Issuance of Stock	107,989	11	**75,502**	**8**			1,133,117			1,133,135
Share-Based Compensation							406,563			406,563
Net income/(loss)									(3,047,449)	(3,047,449)
Balance—December 31, 2023	**5,596,321**	$ **560**	**75,502**	$ **8**		$ **-**	**4,507,749**		**$ (5,538,652)**	**$ (1,030,336)**
Issuance of Stock	(114,966)	(12)	(75,502)	(8)			(1,232,892)			(1,232,911)
Issuance of SAFEs						3,136,300	(283,300)			2,853,000
Share-Based Compensation							394,499			394,499
Net income/(loss)									(2,204,226)	(2,204,226)
Balance—December 31, 2024	**5,481,355**	$ **548**	**0**	$ **0**	**-**	**$ 3,136,300**	**$ 3,386,056**		**$ (7,742,879)**	**$ (1,219,974)**

See accompanying notes to financial statements.

RS BIOTHERAPEUTICS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,204,226)	$	(3,047,449)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		394,499		406,563
Amortization of Right-of-Use Asset				13,952
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(10,242)		(15,585)
Accounts Payable		(173,033)		88,576
Other Current Liabilities		120,759		(121,652)
Accrued Interest Expense		72,777		58,994
Operating Lease		10,104		1,648
Net cash provided/(used) by operating activities		**(1,789,361)**		**(2,614,953)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock and SAFEs		1,620,089		1,133,136
Proceeds from Issuance of Convertible Notes		188,555		
Borrowing on Promissory Notes and Loans		-		-
Lease Liability		(10,104)		(15,600)
Net cash provided/(used) by financing activities		**1,798,540**		**1,117,536**
Change in Cash		9,179		(1,497,417)
Cash—beginning of year		4,979		1,502,397
Cash—end of year	$	**14,158**	$	**4,979**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	123	$	479
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

RS Bio Therapeutics Inc. ("RSBT") was incorporated on February 8, 2021 in the state of Delaware. The financial statements of RS Bio Therapeutics Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cumberland, Maryland.

The first year of existence was spent researching compounds and potential partners. On April 20, 2022, RSBT entered into an exclusive license and services agreement with Synthonics, Inc. The license gives RSBT worldwide rights to Chylobinoid, a patent-pending compound, for the treatment of pulmonary inflammation. Chylobinoid is the primary component of RSBT-001, the compound RSBT is studying for the treatment of COPD (Chronic Obstructive Pulmonary Disease) and IPF (Idiopathic Pulmonary Inflammation).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to U.S. GAAP. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

RS Bio Therapeutics Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024 and December 31, 2023 amounted to $54,990 and $80,874, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We may, from time to time, lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2024		2023	
Prepaid Expenses	$	15,768	$	16,217
Other current asset		10,691	$	-
Total Prepaids and Other Current Assets	$	26,459	$	16,217

Other current liabilities consist of the following items:

As of Year Ended December 31,	2024		2023	
Tax Payable	$	-	$	2,962
Short-Term Loan	$	125,000		
Other current liabilities		10,757		12,036
Total Other Current Liabilities	$	135,757	$	14,998

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock at a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 5,481,355 and 5,596,321 shares of Common Stock were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 1,579,530 shares of Preferred Stock at a par value of $0.0001 par value. As of December 31, 2024, and December 31, 2023, 0 and 75,502 shares of Preferred Stock were issued and outstanding, respectively.

5.   SHARE BASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,200,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of five years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2024
Expected life (years)	10.00
Risk-free interest rate	3.90% - 4.34%
Expected volatility	100.0% - 101.4%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-		
Granted	607,722	$ 0.04	
Exercised	-		
Expired/Cancelled	-		
Outstanding at December 31, 2022	607,722	$ 0.04	9.31
Exercisable Options at December 31, 2022	-	$ 0.04	9.31
Granted	387,577	$ 5.28	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2023	995,299	$ 2.09	8.76
Exercisable Options at December 31, 2023	471,945	$ 2.09	8.76
Granted	126,349	$ 5.28	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2024	1,121,648	$ 2.44	7.91
Exercisable Options at December 31, 2024	640,678	$ 1.49	7.64

Stock options expense for the years ended December 31, 2024, and December 31, 2023, was $394,499 and $406,563, respectively.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2024					For the Year Ended December 2023				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Real Science Holdco LLC	$ 589,943	10.00%	2020-2022	12/31/2022	$ 136,657	195,651	$ 589,895	$ -	$ 785,547	$ 58,994	$ 136,495	$ 589,895	$ -	$ 726,391
Convertible Notes	$ 188,555	5.00-7.00%	2024	3/31/2026	$ 7,817	7,817	$ -	$ 188,555	$ 196,372	$ -	$ -	$ -	$ -	$ -
Total					$ 144,474	$ 203,468	$ 589,895	$ 188,555	$ 981,918	$ 58,994	$ 136,495	$ 589,895	$ -	$ 726,391

The summary of the future maturities is as follows:

As of Year Ended December 31, 2024

2025	589,895
2026	188,555
2027	-
2028	-
Thereafter	-
Total	$ **778,450**

Lease

On September 1, 2022, the Company entered into an operating lease agreement with H&S Development LLC, mostly for a certain of business premises located in Cumberland, MD 21502. The lease expired on August 31, 2024, and was not renewed. The cumulative effects of the changes made to our balance sheet as of December 31, 2024, as a result of the adoption of the accounting standard update on leases were as follows:

As of Year Ended December 31,	2024	2023
Assets		
Right of use asset, net	$ -	$ 10,104
Liabilities		
Lease Liability	$ -	$ 10,104

7.   INCOME TAXES

Due to the Company's history of book and tax losses, no current or deferred income tax (or benefit) has been recorded for the years ended December 31, 2023 or December 31, 2024. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has not yet completed the computation of its federal and state income tax provision as of December 31, 2024. However, the tax provision computation was completed as of December 31, 2023 and December 31, 2022. It is our opinion that, due to the fact that the company is pre-revenue and continued to generate net operating losses in 2024 and that a Valuation Allowance should be taken in full against any Deferred Tax Assets, the absence of a tax provision computation as of December 31, 2024, does not have a material effect on the Company's financial position.

Significant components of the Company's noncurrent deferred tax assets and liabilities as of December 31, 2023, consist of the following:

Deferred Tax Assets as of December 31,	2023	2022
Net Operating Loss Carryforwards	817,400	278,700
Capitalized Sec. 174 Costs	170,100	57,600
Other Intangible Assets	170,600	92,000
Other expenses	162,800	80,800
Less: Valuation Allowance	(1,320,900)	(509,100)
Net Deferred Tax Asset	$ -	$ -

As of December 31, 2023, the Company has federal net operating loss carryforwards of $2,952,400 that can be carried forward indefinitely, and state net operating loss carryforwards of $3,094,500 that begin to expire in 2041. The 2024 net operating loss will increase the net operating loss carryforward as of December 31, 2024. The Company has established a valuation allowance against its deferred tax asset due to the uncertainty surrounding the realization of such asset.

The difference between the amounts of income tax expense (benefit) recorded and the amount as calculated at the Federal statutory tax rate is primarily due to the change in the valuation allowance during the period, as well as certain permanent nondeductible items.

The Tax Reform Act of 1986, as well as certain state tax statutes, contains provisions that limit the ability to utilize net operating loss ("NOL") carryforwards in the case of certain events, including significant changes in ownership interests. If the Company's NOL carryforwards are limited and the Company has taxable income that exceeds the permissible yearly NOL carryforwards, the Company could incur a federal or state income tax liability even though NOL carryforwards would be available from previous years.

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2024, the Company had no accrued interest related to uncertain tax positions. The Company has analyzed its filing positions in all significant federal and state jurisdictions where it is required to file income tax returns as well as open tax years in these jurisdictions. No income tax returns are currently under examination by taxing authorities.

The Company has evaluated its tax positions to consider whether it has any unrecognized tax positions. As of December 31, 2024, the Company does not have any uncertain tax liabilities.

8. RELATED PARTY

In the period from 2020 to 2022, the Company entered into a promissory note agreement with Real Science Holdco LLC, the largest shareholder, and borrowed $589,895. The note bears an interest rate of 10% per annum. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $589,895.

On January 1, 2022, the Company leased an office in Cumberland, MD, from CSB LLC. CSB LLC is owned by one of four shareholders of Real Science Holdco LLC. The lease expires on December 31, 2027, and the base rent is $1 and 00/$100 per annum.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024 through April 24, 2025, which is the date the financial statements were available to be issued.

On January 17, 2025, Dustin Freas, one of four shareholders in Real Science Holdco LLC, and the Company, entered into a revolver loan. From January 17, 2025, through April 17, 2025, seven draws were made against the revolver totaling $85,000. The revolver calls for payment of all principal and accrued interest on July 17, 2025.

Effective January 1, 2025, the Company owes the licensor $500,000 per the license agreement. As of April 24, 2025, the Company has not made this payment and the licensor has not formally demanded payment be made. The Company intends to make this payment from capital raised from investors or new debtors.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,592,524 as of December 31, 2023, an operating cash flow loss of $2,183,860 for the twelve months ended December 31, 2024, and liquid assets in cash of $14,158 as of December 31, 2024 which is less than a year's worth of cash reserves. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Curtis R Rhine, Principal Executive Officer of RS BioTherapeutics, Inc., hereby certify that the financial statements of RS BioTherapeutics, Inc. included in this Report are true and complete in all material respects.

Curtis R Rhine

Chief Financial Officer